Exhibit (a)(3)

                                MR. BEN FARAHI
                       3650 S. Virginia Street, Suite K2
                              Reno, Nevada 89502

                                                             January 30, 2009

Dear Limited Partner:

     I am pleased to provide you with the enclosed documents relating to my Offer to Purchase Limited Partnership units of Biggest Little Investments, L.P. I am offering to purchase up to 25,000 units for a purchase price of $110.00 per unit. My offer is being made according to the terms and subject to the conditions set forth in the enclosed Offer to Purchase and accompanying BLUE Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to my offer.

     The offer is scheduled to expire at 12:00 midnight, New York City time, on March 20, 2009, unless otherwise extended. My offer is not subject to any minimum number of units tendered. My purchase price is approximately 32% below the average price for the limited number of units which were traded in the informal secondary market between November 2007 and June 2008. There were no reported trades of units in the secondary market between June 2008 and October 2008, and no public information is available on secondary market sales of units since October 2008. You will not be required to pay any fees, commissions or partnership transfer fees, which could total between $250 and $400, in connection with any sale of your units pursuant to my offer.

     I am making this offer to afford those Limited Partners who desire liquidity the opportunity to sell all or a portion of their units. If I purchase your units, you will receive cash. If you retain your units, you will continue to be a limited partner, and therefore may not have the opportunity to liquidate your investment until the termination of the partnership.

     If you desire to tender all or a portion of your units in response to my offer, you should complete and sign the enclosed BLUE Letter of Transmittal, included with this package. Once completed, the Letter of Transmittal and any accompanying documents should be returned using the enclosed return envelope, to the Depositary for the offer, American Stock Transfer & Trust Company, prior to the expiration of the offer. The address to return your Letter of Transmittal to the Depositary is 59 Maiden Lane, New York, New York 10038. If you choose to send your documents via overnight courier service or if you wish to deliver them by hand, the address is 6201 15th Avenue, Brooklyn, New York 11219 -- Attention: Reorg. Department - BLI.

     Should you require any assistance with tendering your units, or completing the Letter of Transmittal, or if you have any questions relating to the offer, please contact, MacKenzie Partners, Inc., the Information Agent for the offer, at (212) 929-5500 (call collect) or Toll Free (800) 322-2885.

                                             Sincerely,


                                             Ben Farahi